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FOR IMMEDIATE RELEASE

CONTACT:  GENERAL HOST                            THE CYPRESS GROUP
          ROBERT LOVEJOY                          OWEN BLICKSILVER
          313-366-8400                            212-303-7603


                     THE CYPRESS GROUP ACQUIRES IN EXCESS OF 90%
                  OF GENERAL HOST CORPORATION IN CASH TENDER OFFER;
                     GENERAL HOST CONSUMMATES NEW BANK FINANCING
                                AND DEBT TENDER OFFER


STAMFORD, CT, DECEMBER 24, 1997 -- The Cypress Group L.L.C. and General Host Corporation (NYSE: GH) today announced the acquisition by Cyrus Acquisition Corp., a company formed by Cypress, of in excess of 90% of the outstanding common stock of General Host Corporation pursuant to Cyrus' $5.50 per share cash tender offer. In addition, General Host announced the completion of its tender offer and consent solicitation for its 11-1/2% Senior Notes. Each of the tender offers expired, as scheduled, at midnight, New York City time, on Tuesday, December 23, 1997.

Cypress and General Host said that based on information provided by the depositary, at the expiration of the offers a total of approximately 21,983,422 shares of General Host (or approximately 90% of the outstanding shares of General Host before giving effect to the stock sale described below), were validly tendered and not properly withdrawn pursuant to Cyrus' offer (including approximately 378,033 shares subject to guarantees of delivery), and that $52,760,000 in aggregate principal amount of Senior Notes (or approximately 68% of the total outstanding principal amount) were validly tendered and not properly withdrawn pursuant to General Host's tender offer and consent solicitation (including $49,932,000 in aggregate principal amount tendered prior to the deadline for consents). Cyrus Acquisition Corp. has accepted for payment all such shares, and General Host has accepted for payment all such Senior Notes, validly tendered and not withdrawn.

The tender offers were made pursuant to an agreement and plan of merger between General Host and Cyrus. Also pursuant to the merger agreement, simultaneously with the closing of the tender offers Cyrus purchased approximately 4.7 million additional shares of General Host stock for approximately $25.9 million in cash, which, together with the acceptance of the shares in the offer, resulted in Cyrus' ownership of in excess of 92% of General Host's outstanding common stock. In the second step of the acquisition, Cyrus will be merged with and into General Host and each remaining General Host share (and any in-the-money options) will be cashed out at $5.50 per share.


                                        -more-

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Simultaneously with the closing of the tender offers, Frank's Nursery & Crafts,
Inc., General Host's primary operating subsidiary, entered into a $195 million credit facility with a syndicate of lenders led by The Chase Manhattan Bank and Goldman Sachs Credit Partners L.P. providing for up to $85 million of term loans and a $110 million revolving credit facility.

Pursuant to the merger agreement, C. Whitcomb Alden, Jr., Edward H. Hoornstra, Philip B. Harley, Christopher A. Forster, S. Joseph Fortunato and Kelly Ashton Sant Albano have resigned as directors of General Host, and Joseph R. Baczko, James A. Stern, David P. Spalding, Jeffrey P. Hughes, James L. Singleton and Bahram Shirazi, as Cypress designees, have been elected to serve as directors of General Host until their successors are elected and qualified. Joseph R. Baczko has been named the new Chairman, Chief Executive Officer and President of General Host and Frank's, and Larry T. Lakin has been named Chief Financial Officer of the companies.

Larry Lakin was previously the Chief Financial Officer and a principal of Shiara, Inc., a private fragrance and cosmetics venture. Prior to Shiara, Mr. Lakin had served as Chief Financial Officer and/or Vice President of Finance of Faberge International, LJN Toys (a former subsidiary of MCA), Toys "R" Us - International and Max Factor's international operations and Controller of Chrysler - France.

General Host is the operator of Frank's Nursery & Crafts, Inc., Detroit, the nation's largest chain of specialty retail stores devoted to the sale of lawn and garden products, crafts, Christmas merchandise and pet food and supplies -- including more than 200 different proprietary lawn and garden products. General Host operates 258 Frank's stores in 15 states, mostly in the East and Midwest, and had 1996 revenues in excess of $530 million.

The Cypress Group manages a private equity fund which closed in February 1996 with more than $1 billion in commitments. Cypress invests in privately negotiated transactions, targeting established operating businesses and investing with management to foster continued growth. Investments made by Cypress include Cinemark USA, Inc., Amtrol Inc., and Scotsman Holdings, as well as The Multicare Companies via a new joint venture company called Genesis ElderCare Corp. The Cypress Group, based in New York City, is headed by its four partners, James A. Stern, Jeffrey P. Hughes, James L. (Jamie) Singleton and David P. Spalding.


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